                             PEAKSOFT MULTINET CORP.
                        CONSOLIDATED FINANCIAL STATEMENTS
                                        &
                                     REPORT
                     FOR THE QUARTER ENDED 31 DECEMBER 2004


                      (Prepared by Management - Unaudited)

                             PEAKSOFT MULTINET CORP.

                FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS


I, Timothy W. Metz, President & Chief Executive Officer, certify that:

         (1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PeakSoft Multinet Corp. for the period ending December 31, 2004;

         (2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

         (3) Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    21 February 2005



         /s/ T. W. Metz
         ---------------
         Timothy W. Metz
         President & Chief Executive Officer
         PeakSoft Multinet Corp.

                             PEAKSOFT MULTINET CORP.

                FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS


For the purpose of this certification I, Timothy W. Metz, President & Chief Executive Officer acting as Chief Financial Officer, certify that:

         (4) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PeakSoft Multinet Corp. for the period ending December 31, 2004;

         (5) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

         (6) Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    21 February 2005


         /s/ T. W. Metz
         ---------------
         Timothy W. Metz
         President & Chief Executive Officer (acting as Chief Financial Officer for the purpose of this certification) PeakSoft Multinet Corp.

21 February 2005


LETTER TO SHAREHOLDERS

Dear Shareholders;

As previously reported, a lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.


During the previous period, the Ontario Securities Commission and the British Columbia Securities Commission joined the Alberta Securities Commission in issuing Orders granting the partial revocation of the cease trade orders that the Company sought in its applications in May 2003. As previously reported, The Alberta Securities Commission issued its order in July 2003.

With the partial revocation of the cease trade orders, tax loss carry forward and our current reporting status in both Canada and the United States, we continue to focus upon merger/acquisition activities and believe that we will be able to secure opportunities for the Company in the near future.

Sincerely yours,


/s/ T. W. Metz
---------------
Timothy W. Metz
Chairman and Chief Executive Officer
21 February 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three Month Period Ended December 31, 2004 Compared to three Month Period Ended December 31, 2003:

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Overall operating expenses decreased from CDN $188,445 in 2003 to CDN $177,844 in 2004, a decrease of CDN $10,601 or 5.6%.

General and administrative expenses decreased from CDN $96,730 in 2003 to CDN $86,128 in 2004, a decrease of $10,602 or 10.96%.

Selling and marketing expenses remained at CDN $0 for the nine months ended December 31, 2004 as it was in the comparable period in 2003.This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN $0 for the nine months ended December 31, 2004 as it was in the comparable period in 2003. This was primarily due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN$0 for the nine months ended December 31, 2004. No new fixed assets where acquired.

The loss per common share remained at CDN $0.05 per share for the quarter ended December 31, 2004.

                                NOTICE TO READER


We, the management, have compiled the consolidated balance sheet of PeakSoft Multinet Corp. as at 31 December 2004 and the consolidated statements of operations and deficit and changes in cash flows for the quarter then ended. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information nor attempted to determine whether the statements contain departures from Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. Our auditor has not reviewed these financial statements.


/s/ T. W. Metz
----------------------
Timothy W. Metz
President/CEO/Chairman
Bellingham, WA, U.S.A.
21 February 2005

CONSOLIDATED BALANCE SHEET (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
December 31, 2004 and 2003

-------------------------------------------------------------------------------------------------------
                                                              Quarter         Quarter            Year
                                                              Ended           Ended             Ended
                                                              31 Dec          31 Dec            30 Sep
                                                               2004            2003              2004
                                                                $               $                  $
-------------------------------------------------------------------------------------------------------
ASSETS
            CURRENT ASSETS:

            Cash                                                 663            2,561              739

            -------------------------------------------------------------------------------------------
                                                                 663            2,561              739

            Capital assets                                         0                0                0

-------------------------------------------------------------------------------------------------------
                                                                 663            2,561              739
=======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

            CURRENT LIABILITIES:

            Accounts payable and accrued liabilities       4,336,761        3,587,712        4,158,993
            Notes Payable                                  4,900,744        4,900,744        4,900,744
            -------------------------------------------------------------------------------------------

                                                           9,237,505        8,488,456        9,059,737

            SHAREHOLDERS' EQUITY:

            Share capital                                  9,019,271        9,019,271        9,019,271

            Accumulated deficit                           18,256,113       17,505,166       18,078,269
            -------------------------------------------------------------------------------------------

                                                          (9,236,842)      (8,485,895)      (9,058,998)

-------------------------------------------------------------------------------------------------------
                                                                 663            2,561              739
=======================================================================================================

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
December 31, 2004 and 2003

-------------------------------------------------------------------------------------------------------------
                                                  Quarter           Quarter     Three Months     Three Months
                                                   Ended             Ended         Ended            Ended
                                                  31 Dec            31 Dec         31 Dec           31 Dec
                                                   2004              2003          2004              2003
                                                    $                 $              $                $
-------------------------------------------------------------------------------------------------------------
SALES                                                 --               --               --               --

COST OF GOODS SOLD                                    --               --               --               --

-------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
             General and administration           86,128           96,730           86,128           96,730
             Selling and marketing                    --               --               --               --
             Research and development                 --               --               --               --
             Amortization                             --               --               --               --
             -----------------------------------------------------------------------------------------------
                                                  86,128           96,730           96,730           96,730

------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted            (86,128)         (96,730)         (86,128)         (96,730)

Interest on short-term notes                     (91,715)         (91,715)         (91,715)         (91,715)

Debt settlement with creditors                        --               --               --               --

------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                 (177,844)        (188,445)        (177,844)        (188,445)

------------------------------------------------------------------------------------------------------------
LOSS                                             177,844          188,445          177,844          188,445

Accumulated deficit, beginning of period      18,078,269       17,316,721       18,078,269       17,316,721

------------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period            18,256,113       17,505,166       18,256,113       17,505,166
============================================================================================================

Loss per common share                               0.05             0.05             0.05             0.05

Shares Outstanding
                                               3,830,974        3,830,974        3,830,974        3,830,974


STATEMENT OF CHANGES IN FINANCIAL POSITION (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
December 31, 2004 and 2003
---------------------------------------------------------------------------------------------------------
                                                      Quarter        Quarter   Three Months  Three Months
                                                       Ended          Ended        Ended         Ended
                                                      31 Dec          31 Dec      31 Dec        31 Dec
                                                       2004            2003        2004          2003
                                                         $              $            $             $
---------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
             Net earnings (loss)                      (177,844)     (188,445)     (177,844)     (188,445)
             Items not involving cash:
                  Amortization                              --            --            --             0

             Change in non-cash operating              177,768       190,532       177,768       190,532
                  working capital
             --------------------------------------------------------------------------------------------
                                                           (76)        2,087           (76)        2,087
             --------------------------------------------------------------------------------------------

Financing:
             Increase (decrease) in
                  Obligation under capital leases           --            --            --            --
             Issuance of notes payable                      --            --            --            --
             Issuance of share capital                      --            --            --            --
             --------------------------------------------------------------------------------------------
                                                            --            --            --            --
             --------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                       (76)        2,087           (76)        2,087

Cash, beginning of period                                  739           474           739           474

---------------------------------------------------------------------------------------------------------
Cash, end of period                                        663         2,561           663         2,561
=========================================================================================================

PEAKSOFT MULTINET CORPORATION

PREPARED BY MANAGEMENT - UNAUDITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED 31 DECEMBER 2004 AND 2003


The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facilities.

1.       CONTINUING OPERATIONS:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.       SIGNIFICANT ACCOUNTING POLICIES:

         (a)      PRINCIPLES OF CONSOLIDATION:
                  The consolidated financial statements include the accounts of the Company and its wholly owned American subsidiary, PeakSoft Multinet Corp.-USA. All significant inter-company transactions and balances have been eliminated on consolidation.

         (b)      REVENUE RECOGNITION:
                  Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

         (c)      FOREIGN CURRENCY TRANSLATION:
                  Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

         (d)      RESEARCH AND DEVELOPMENT:
                  Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

         (e)      USE OF ESTIMATES:
                  The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

         (f)      FINANCIAL INSTRUMENTS:
                  The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

 PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

THREE MONTHS ENDED 31 DECEMBER 2004 AND 2003



3.  NOTES PAYABLE:

                                                                                2004             2003
                                                                                  $                $
                                                                                -------------------------
         Notes payable bearing interest at 12% per annum
         with interest paid quarterly, and specific repayment terms.            4,900,744      4,900,744
                                                                                =========================



4.       DEFERRED FUNDS ON PROPOSED BUSINESS TRANSACTIONS

         The company received funds from another corporation to assist in future business endeavors.


5.       SHARE CAPITAL:

                                                                     SHARES           AMOUNT
                                                                        #                $
                                                                  ---------------------------
         AUTHORIZED:
         Unlimited voting common shares without par value

         ISSUED:
         Balance, 01 October 1994                                     82,036          94,580
         Issued amount year ended 30 September 1995:
                  Issued to founders                                 293,018              --
                  Issued for cash                                    324,287         948,865
                  Issue for services and technology                   19,407          45,700
                  Less share issuance costs
                                                                          --        (193,278)
         Issued amount year ended 30 September 1996:
                  Issued for cash                                    143,893         667,500
                  Issued for services and technology                 213,026       1,835,537

         Issued amount year ended 30 September 1997:
                  Issued for cash                                    443,158       2,496,498
                  Issued for services and technology                  11,855          75,969
                  Less share issuance costs                               --        (191,916)
         Issued amount year ended 30 September 1998:
                  Issued for cash                                    211,497         623,281
         Issued amount year ended 30 September 1999:
                  Issued for cash                                  2,052,743       2,981,847
                  Less share issuance costs                               --        (429,128)
         Issued amount year ended 30 September 2000:
                  Issued for services                                 36,054          63,816
                                                                  ---------------------------


                Balance, 31 December 2004,2003, 2002 and 2001      3,830,974       9,019,271
                                                                  ===========================

6.       FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

         (a)      SHORT-TERM FINANCIAL ASSETS AND LIABILITIES:
                  The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

         (b)      LONG-TERM FINANCIAL LIABILITIES:
                  The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

THREE MONTHS ENDED 31 DECEMBER 2004 AND 2003


7.       LOSS ON INVESTMENT

         In the fiscal year 2003, the company discovered loans advanced to a related company, were advanced by some of the shareholders, on behalf of PeakSoft Multinet Corporation and was to be repaid by PeakSoft Multinet Corporation. The amount was disputed but it was eventually verified that the related company did in fact receive the amount and that PeakSoft Multinet Corporation was responsible for the repayment of the advanced amount of USD$1,023,090 was verified.

         This amount was included in a debt conversion agreement. As a result, the amount has been included in the 2001 comparatives and has been adjusted in these 2002 financial statements with retroactive effect.

8.       LOSS PER COMMON SHARE:

         Loss per common share is based on the weighted average number of common shares outstanding during the year.

9.       RELATED PARTY TRANSACTIONS:

         The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:
                                                            2004       2003
                                                              $          $
                                                          ---------------------
         Salaries to directors and officers                86,784      101,717
         *Interest accrued on notes due to shareholders    91,715       91,715
                                                          ---------------------

                                                          178,499      193,432

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

10.      UNITED STATES GAAP RECONCILIATION:

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

         (a)      LOSS AND LOSS PER SHARE:
                                                          2004          2003
                                                            $             $
                                                      --------------------------


         Loss in accordance with Canadian GAAP           177,844        188,445
                                                      ==========================

         Loss in accordance with United States GAAP      177,844        188,445
                                                      ==========================

         Loss per common share                        $     0.05     $     0.05
                                                      ==========================

         Weighted average number of shares used
         for calculation                               3,830,974      3,830,974
                                                      ==========================

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

THREE MONTHS ENDED 31 DECEMBER 2004 AND 2003



         (b)      BALANCE SHEET:
                  The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                                 31 DECEMBER 2004                31 DECEMBER 2003

                                            CANADIAN       UNITED STATES      CANADIAN       UNITED STATES
                                            GAAP              GAAP              GAAP             GAAP

                                              $                $                 $                 $
                                           ---------------------------------------------------------------
                  Accumulated deficit       18,256,113       17,546,425       17,505,1666       16,682,937
                                           ===============================================================

         (c)      STATEMENT OF CASH FLOWS:
                  Cash used in operations and cash provided by financing activities would decrease by 2004 - $ nil and 2003 - $ nil.

         (d)      RESEARCH AND DEVELOPMENT:
                  In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

         (e)      STOCK BASED COMPENSATION:
                  The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans.

         The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                                           2004           2003
                                                             $              $
                                                        -----------------------
         Loss - as reported                             177,844         188,445
         Loss per common share - as reported               0.05            0.05
         Loss per common share - adjusted                  0.05            0.05


         The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                            2004            2003

         Expected dividend yield                             0%             0%

         Expected stock price volatility                    n/a.            n/a.

         Risk-free interest rate                            n/a.            n/a.

         Expected life of options                           n/a.            n/a.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

THREE MONTHS ENDED 31 DECEMBER 2004 AND 2003


         (f)      TAXATION:
                  For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

11.      COMMITMENTS:

         The Company has committed to reimbursing an officer for salaries unpaid. The amount recorded in the accounts is $2,036,901. The committed salary for the 2005 year is $490,135.

12.      INCOME TAXES:

         The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,825,000 in the United States and CDN $8,580,800 in Canada.

         The following is subject to regulatory and shareholder approval:

         (a) The Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at this quarter end, the liabilities and shareholders' equity on the balance sheet would approximately be as follows:

                                                              2004                 2003
                                                                $                    $
                                                           --------------------------------
                              Liabilities                        --                     --

                              Shareholder's Equity
                              Share Capital                 18,038,542          18,038,542

                              Accumulated Deficiency       (18,256,113)        (17,505,166)
                                                           --------------------------------
                                                               217,571             533,376
                                                           ================================


         (c) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 26,973,525 shares outstanding.

14.      COMPARATIVE FIGURES:

         Certain of the comparative amounts have been reclassified to conform to the financial presentation adopted in the current fiscal year.

Company Information:

Corporate Headquarters

PeakSoft Multinet Corp
3930 Meridian Street, Suite C117
Bellingham, WA 98226
USA
Tel: (360) 961-1419


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419


Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX under symbol PKS.


Auditor

Gordon K. W. Gee, Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 273-7575     Fax: (604) 273-8475


Corporate Counsel

Calvin Patterson
Barristers & Solicitors
Suite 107 - 20644 Eastleigh Crescent
Langley, BC V3A 4C4
Tel: (604)-533-4708   Fax: (604)-533-4758


Transfer Agent

Computershare Trust Company of Canada, Calgary, Alberta


Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President